THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6295

March 23, 2011

EDGAR CORRESPONDENCE

Linda B. Stirling, Esq.

U.S. Securities and Exchange Commission

450 5th Street, NW, 5-6

Washington, DC 20549

Re:	Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to the Staff’s comments received March 1st with respect to Post-Effective Amendment No. 159 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, Dean Mid Cap and Dean Small Cap Value Funds (each a “Fund” and, collectively, the “Funds”).

Summary Prospectus — Mid Cap and Small Cap

Comment: Under “Principal Strategies,” confirm that a Fund’s ability to invest in cash or cash equivalents is a principal strategy. If this is a temporary defensive strategy only, move this disclosure to the statutory prospectus.

Response: The Fund’s adviser has confirmed that because the Fund can invest up to 20% of its assets in cash and cash equivalents to the extent consistent with its 80% SEC name rule investment policy, this is a principal strategy that should be disclosed in the summary prospectus.

Comment: In the footnote to the Fee Table, confirm that the adviser has extended its expense cap agreement for the coming fiscal year, or delete this footnote and any reference to the expense cap.

Response: As requested, we have revised the footnote to confirm that the adviser has voluntarily agreed to extend its expense cap agreement through July 31, 2012.

Comment: Explain the types of derivatives typically used by a Fund, as well as the adviser’s purpose for using these derivatives and the specific risks.

Response: As requested, we have added the following new disclosure.

Derivative transactions in which the Fund is most likely to engage include futures contracts on an appropriate index to maintain exposure while managing large cash flows in or out of the Fund and, in limited circumstances, options on individual securities to hedge a portfolio security or to generate income. Index futures contracts involve risks because the low margin or premiums normally required in trading these contracts may provide a large amount of leverage, and a relatively small change in the underlying index or price of the contract can produce a disproportionately larger profit or loss. Options also involve risks because specific market movements of an option and the underlying security cannot be predicted with certainty.

Summary Prospectus — Mid Cap Fund

Comment: Under “Principal Investment Strategies,” it states that the Fund considers “mid cap” companies to be those with market capitalization similar to companies listed on the Russell MidCap® Value Index (which currently lists companies that range from $968 million to $13.7 billion in market capitalization). Supplementally, explain why the smallest company included in this Mid Cap Index would be an appropriate investment for a mid cap fund.

Response: As requested, the Fund’s adviser has provided the following explanation:

The market can be extremely irrational at times, and this irrationality creates opportunities for active managers. A company can be a “mid cap” company in terms of its assets, revenues, cash flow, and earnings, yet it could be irrationally valued by the market as a $1 billion company for temporary reasons or during a period that the company is in transition. Companies at the low end of the Index’s capitalization range typically have been listed higher within the Index in prior periods, and continue to exhibit mid-cap characteristics and, most importantly, have the liquidity to remain within the Index. It is reasonable to invest in a company of this size if we believe the market is overreacting to a transitory negative event, and we believe the market cap will get back into the more typical “mid cap” range within a reasonable time period. We believe that it is important to have the full range of the Index available to the Fund, and that a market cap limit excluding the lower range could have a negative impact on shareholders as it would eliminate opportunities such as the one described above.

Comment: Under “Principal Investment Strategies,” it discloses that the Fund may invest up to 20% of its assets in other than mid cap companies, including fixed income securities. Disclose any limits on the quality and maturity of fixed income securities in which the Fund may invest.

Response: As requested, we have added the following disclosure:

Fixed income securities in which the Fund may invest include short-term government and government agency securities, as well as corporate bonds, convertible bonds and preferred stocks that are rated investment grade at the time of purchase of any maturity, ranging from short-term to long-term.

Comment: Please confirm that the Trust’s administrator has changed the EDGAR series identifier as a result of the Fund’s name change.

Response: Huntington Asset Services, Inc. (formerly Unified Fund Services, Inc.), the Trust’s administrator, has confirmed that the EDGAR series identifier has been re-named for this Fund.

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We trust that our responses satisfactorily resolve the issues raised by the Staff. If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By: /s/ Dee Anne Sjögren